

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 18, 2006

Anthony Merante
Chief Financial Officer
Brooklyn Cheesecake & Desserts Company, Inc.
20 Passaic Avenue
Fairfield, New Jersey 07004

> **Re: Brooklyn Cheesecake & Desserts Company, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **File No. 0-13984**

Dear Mr. Anthony Merante:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 7

1.   We note from your disclosure that you have entered into a non-binding letter of intent with your CEO to dispose of "certain" assets and liabilities. Additionally, we note that your Form 8-K, filed on March 31, 2006, includes an Exchange Agreement dated March 28, 2006 that consummates the transaction and suggests that you are selling all of your current operations. Based on this disclosure, please address the following:

- We note under Item 8 of the Exchange Agreement that the referenced disposal is not subject to shareholder approval. Please tell us how you considered the proxy rule requirements and confirm, if true, that you are in compliance with those rules or otherwise advise. Refer to Regulations 14A.

- Tell us how you considered the guidance in paragraph 30 of SFAS 144 for your fiscal year ended December 31, 2005. In this regard, we note that you have not classified your assets as held for sale in accordance with paragraph 30 of SFAS 144.

- Explain how you concluded that your letter of intent to dispose of "certain" assets and liabilities did not require you to present your operations, assets, and liabilities as discontinued operations as of December 31, 2005. Refer to paragraph 42 of SFAS 144.

- Expand your disclosures in your MD&A, Liquidity and Capital Resources, and all other sections of your document referencing your intended disposal, including Notes 14 and 18 to your financial statements, to further describe i) the "certain" assets and liabilities you intend to dispose of, ii) the expected effect the transactions will have on your future financial position, operations and cash flows and iii) the contingent events, if any, required to consummate the transaction. It appears that fulsome disclosure regarding the Exchange Agreement is appropriate as this agreement was entered into on the same day that you filed your Form 10-K.

Notes to Financial Statements

Note 2 Summary of significant accounting policies, page 20

2.   Please expand your disclosure to include a description of your option pricing model, the assumptions underlying your pricing model and the pro forma compensation effects of options granted for all period presented had you valued them at fair value. Refer to paragraph 2(e) of SFAS 148.

Note 7 Website Development Costs, page 24

3.   We note that you reported an impairment loss related to your website development costs. Please expand your disclosure to include all information regarding this impairment, as required by paragraph 26 of SFAS 144.

4.   Please clarify why you believe it is appropriate to capitalize your website development costs and reference the authoritative accounting literature supporting your view. Expand your disclosure to describe your accounting policy regarding the capitalization of these costs.

Note18. Subsequent Events, page 31

5.   We note your disclosure in which the board of directors authorized the exchange of 3,585,427 options for common shares of the company. Please confirm, if true, that these options were outstanding as of December 31, 2005 or otherwise advise. If these shares were outstanding as of the end of your fiscal year presented, please expand your disclosure within the appropriate footnote to indicate the purpose for granting these options, the date(s) in which the options were granted, and total compensation cost recognized in income, if applicable. Also, please disclose the financial effect of any modifications made to the option awards as a result of their exchange for your common shares.

Controls and Procedures, page 32

6.   We note that management has established and maintains a system of disclosure controls and procedures "to provide reasonable assurances." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

7.   Please expand your disclosure to address Item 308(c) of Regulation S-B which requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting."

Exhibits 31.1 and 31.2

8.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to the *annual* report and your evaluation of the effectiveness of your disclosure controls occurred within 90 days prior to the filing date instead of as of the end of the period. Furthermore, we note your reference to an entity other than Brooklyn Cheesecake & Desserts Company, Inc. Refer to Item 601(b)(31) of

Regulation S-B for the exact text of the required Section 302 certification and amend your exhibits as appropriate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 or in his absence Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief